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'               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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KATY LEMBERG,                              :
                               Plaintiff,  :
                                           :
               - against -                 :       Civil Action No. 19124
                                           :
                                           :
                                           :
CHARLES E. FOSTER, PAUL ROTH               :
ROBERT PICKERING, JOHN H. ATTERBURY        :
III and SBC COMMUNICATIONS INC.            :
                                           :
                              Defendants.  :
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                             CLASS ACTION COMPLAINT

     Plaintiff, Katy Lemberg, individually and on behalf of all others similarly situated, by her attorneys, alleges the following upon information and belief, based on the investigation of her counsel, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

                              NATURE OF THE ACTION

     1. Plaintiff brings this action on behalf of herself and all other public shareholders of Prodigy Communications Corp. ("Prodigy" or the "Company") who are threatened with the deprivation of the value of their shares of Prodigy common stock.

     2. This action seeks, inter alia, to enjoin SBC Communications, Inc. ("SBC") from acquiring Prodigy for grossly
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inadequate consideration. Plaintiff also seeks damages in the event the transaction is consummated, as presently proposed.

                                  THE PARTIES

     3. Plaintiff is the owner of shares of common stock of Prodigy and has been the owner continuously of such shares since prior to the wrongs complained of herein.

     4. Defendant SBC is a corporation organized and existing under the laws of the State of Delaware with its principal officer located at 175 East Houston Street, San Antonio, Texas, 78205. SBC is a telecommunications company providing services in the United States and abroad. SBC provides local and long distance telephone service, wireless and data communications, paging, Internet access and messaging, cable and satellite television, security services and telecommunications equipment. SBC also provides directory advertising and publishing. SBC is the single largest shareholder of Prodigy, currently owning 42% of Prodigy common stock.

     5. Defendant Charles E. Foster ("Foster") is, and at all relevant times has been, the Chairman of the Board of Directors and a Director of Prodigy. Foster also is, and at all relevant times was, the Group President of SBC.

     6. Defendant Paul Roth ("Roth") is, and since February 2001 has been, the President and Chief Executive Officer of Prodigy. Roth also is, and at all relevant times has been, the Vice President of SBC Telecom, a unit of SBC.

     7. Defendant John H. Atterbury III ("Atterbury") is, and at all relevant times has been, a Director of Prodigy.

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Atterbury also is, and at all relevant times has been, the Group President and the Chairman of the Board of Directors of SBC.

              8. Defendant Robert Pickering ("Pickering") is, and at all relevant times has been, a Director of Prodigy. Pickering also is, and at all relevant times has been, the Senior Vice President of SBC.

              9. Defendants Foster, Roth, Atterbury and Pickering (the "Individual Defendants"), as executives and directors of Prodigy, owe fiduciary duties of good faith, fair dealing, loyalty, due care, and candor to plaintiff and the other members of the Class. The Individual Defendants, in breach of those fiduciary duties, exercised their power as SBC executives to cause SBC to initiate the Tender Offer for Prodigy (described herein) for inadequate consideration. SBC, as the controlling entity, caused the Individual Defendants and aided and abetted in their breach of fiduciary duties to Prodigy's shareholders.

                            CLASS ACTION ALLEGATIONS

              10. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of this Court on behalf of herself and all other stockholders of Prodigy as of September 21, 2001, or their successors in interest, who are or may be deprived of the opportunity to receive maximum value for their Prodigy stock by the acts taken or threatened by the defendants as further described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.


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          11.  This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. While the exact number of class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are more than 16.83 million shares of Prodigy common stock outstanding. The holders of these shares are believed to be geographically dispersed throughout the United States. Prodigy common stock is listed and actively traded on the NASDAQ National Market.

          (b) There are questions of law and fact which are common to the Class, including, inter alia, the following:

               (i) whether the proposed transaction is grossly unfair to the Class;

               (ii) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated;

               (iii) whether defendants have breached common law duties of fair dealing and loyalty owed by them to plaintiff and the other members of the Class, and or aided and abetted in the breach of fiduciary duties, and

               (iv) whether defendants have failed or will fail to obtain maximum value for the Prodigy stock held by plaintiff and the Class.






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     (c)  The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

     (d) The plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     13. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


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                            SUBSTANTIVE ALLEGATIONS

BACKGROUND

     14. Prodigy is an Internet service provider that serves consumers and small business owners. SBC is the single largest shareholder of Prodigy and currently owns 42% of Prodigy common stock. As discussed herein, Prodigy is beholden to SBC, both financially and strategically.

     15. In November 1999, SBC and Prodigy announced that they would combine their Internet businesses. Towards this end, Prodigy issued 49 million new shares of common stock, then valued at approximately $1.6 billion, giving SBC a 43%(1) ownership stake. In return, SBC agreed to make Prodigy the exclusive Internet-access provider for consumers and small businesses in its service area of about 100 million people. The additional SBC customers boosted Prodigy's subscriber base to approximately 2 million, making it the third-largest Internet-service provider. SBC also promised to provide Prodigy with at least
1.2 million more customers over the next three years. Pursuant to this agreement, Prodigy would pay SBC for providing the network infrastructure for Prodigy's Internet service and would also pay SBC for selling the co-branded service.

     16. Commenting on this transaction in the November 22, 1999 Bloomberg News Service, Jeffrey Kagan, an independent


--------------------
(1) SBC's holding in Prodigy was later reduced to 42% as a result of an increase in the total number of Prodigy shares outstanding.


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telecommunications analyst stated that "Prodigy has been one of the oldest crown jewels in the online and Internet space".

     17. The transaction was completed in June 2000. Thus, as a result, Prodigy was made beholden to SBC for a very significant percentage of its user market, its network infrastructure and sales of its services. SBC, on the other hand, effectively had acquired a crown jewel in the online and Internet industry and thus, was able to provide its customers digital-subscriber-line service, a popular method of providing high-speed Internet access over traditional copper telephone lines.

     18. In January 2001, SBC agreed to provide Prodigy with a $110 million line of credit to help mitigate Prodigy's cash flow problem. Part of Prodigy's cash-flow problem stemmed from the terms of its November 1999 agreement with SBC that required Prodigy to pay SBC a bounty of $40 to $75 for each subscriber obtained. As of January 2001, Prodigy already was indebted to SBC for deferred bounty payments. As a result of this $110 million credit line, Prodigy grew even more beholden to SBC.

THE TENDER OFFER

     19. On September 21, 2001, after the close of the market, SBC announced a tender offer for the remaining outstanding shares of Prodigy common stock which it does not already own at $5.45 per share (the "Tender Offer"). SBC stated that it expects to commence the Tender Offer as soon as practicable, probably early in the week of October 1, 2001.

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     20.  The purpose of the Tender Offer is to enable SBC to acquire one hundred (100%) percent equity ownership of Prodigy and its valuable assets for its own benefit at the expense of Prodigy's public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company's profitability.

     21. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, may unfairly deprive plaintiff and the other members of the Class of the true value of their investment in Prodigy.

     22. The proposed transaction is the product of unfair dealing, and the price of $5.45 cash per share to be paid to Class members is inadequate and unfair. Although $5.45 represents a premium over the current trading price of Prodigy common stock, within the past year Prodigy common stock has traded as high as $7.90 per share. Moreover, over the past two and one half years, the average trading price of Prodigy common stock has been $14.15. SBC plainly is taking advantage of the current severe weakness in the Internet service provider and telecommunications sectors, which also have been impacted adversely these past few weeks, to acquire Prodigy on the cheap.

     23. If the Tender Offer is allowed to proceed, the Individual Defendants will have violated their fiduciary duties owed to the public shareholders of Prodigy and have acted to put


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the interests SBC ahead of those of Prodigy's public shareholders. The
Individual Defendants may not be permitted to use their positions as executives and directors to the detriment of plaintiff and the other members of the Class.

     24. Prodigy shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains in and the future value of the Company.

     25. The agreed Tender Offer price of $5.45 per share to be paid to class members is unfair and grossly inadequate because, among other things:

     (a) There is no indication that Prodigy's board of directors has taken sufficient steps to ensure that the interests of Prodigy's stockholders, in maximizing the value of their holdings, are protected. Indeed, there were no negotiations between SBC and a special committee of outside directors of Prodigy. Nor was there an auction or other method of seeking out the highest possible bidder for Prodigy.

     (b) The Individual Defendants have a duty to maximize shareholder value, and as such, must seriously consider other offers and must take such action as is necessary to obtain for Prodigy shareholders the highest value for their securities. The Individual Defendants have not taken action necessary to properly comply with their fiduciary duties; and

     (c) In light of SBC's de facto control of Prodigy, and the inherent conflict of interests of the Individual Defendants who hold executive and director positions with both Prodigy and SBC, it

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is unfair and in violation of defendants' fiduciary duties to consummate a takeover of the Company without first obtaining a recommendation and input by a truly independent representative of the public stockholders, or otherwise ensuring that a fair price is offered.

     26. The Individual Defendants have not, in accordance with their fiduciary duties:

     (a) adequately ensured that no conflicts of interest exist or if such conflicts exist to ensure that all conflicts would be resolved in the best interests of Prodigy's public shareholders;

     (b) taken all appropriate steps to enhance Prodigy's value and attractiveness as a merger/acquisition candidate;

     (c) undertaken an appropriate evaluation of Prodigy's worth as a merger/acquisition candidate; or

     (d) taken all appropriate steps to effectively expose Prodigy to the marketplace in an effort to create an active auction or market check for Prodigy;

     27. Because SBC dominates and controls the financial, business and corporate affairs of Prodigy, and because the Individual Defendants hold executive and director positions within Prodigy, defendants are in possession of private corporate information concerning Prodigy's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Prodigy which makes it inherently unfair for them to pursue any proposed

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transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value.

          28. By reason of the foregoing, the Individual Defendants, have violated or may violate their fiduciary duties to Prodigy and the public stockholders of Prodigy in that they have acted against the best interests of the class, have failed to maximize shareholder value (including failing to actively pursue the acquisition of Prodigy by other companies or conducting a fair and open auction or market check), and have otherwise failed to take other steps to protect the interests of the Class.

          29. Further, by reason of the foregoing acts, practices and course of conduct, the defendants may have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and other Prodigy public stockholders.

          30. As a result of the actions of defendants, plaintiff and the other members of the Class may have been damaged in that they have not and will not receive their fair proportion of the value of Prodigy's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Prodigy's common stock.

          31. Plaintiff and the Class may suffer irreparable damage unless defendants are prevented from carrying out the aforesaid plan and scheme.

          32.  Plaintiff has no adequate remedy at law.



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          WHEREFORE, plaintiff demands judgment as follows:

          (1) declaring this to be a proper class action and plaintiff the class representative;

          (2) enjoining, preliminarily and permanently, the proposed offer under the terms presently proposed; requiring defendants to conduct an open and fair auction of the Company to maximize shareholder value;

          (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or awarding to plaintiff and the Class rescissory damages;

          (4) directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          (5) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and expert; and




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     (6)  granting such other further relief as the Court may deem just and proper.

Dated: September 24, 2001
                                        ROSENTHAL, MONHAIT, GROSS
                                             & GODDESS, P.A.



                                        By: /s/ Carmella P. Keener
                                           ________________________
                                           Mellon Bank Center, Suite 1401
                                           919 North Market Street
                                           Wilmington, Delaware 19899
                                           (302) 656-4433


                                        Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER L.L.P.
845 Third Avenue
New York, NY 10022
(212) 759-4600







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